Exhibit 1.     Press Release

        99 CENTS ONLY STORES ANNOUNCES PROPOSAL TO ACQUIRE OUTSTANDING
                    SHARES OF UNIVERSAL INTERNATIONAL, INC.


     February 17, 1998 -- 99 Cents Only Stores (NYSE: NDN) announced today that it has made a proposal to the Board of Directors of Universal International, Inc. (NASDAQ: UNIV) to acquire all of the issued and to-be-issued shares of the common stock of Universal International, Inc. in exchange for shares of common stock of 99 Cents Only Stores. If accepted as proposed, 99 Cents Only Stores would issue to the stockholders of Universal International one share of common stock of 99 Cents Only Stores for each 16 outstanding shares of common stock of Universal International. Based on the closing price of $33 9/16 of 99 Cents Only Stores' common stock on the New York Stock Exchange on February 13, 1998, this transaction values the common stock of Universal International at $2.0975 per share. If 99 Cents Only Stores purchases all outstanding shares of Universal International in this transaction, it will issue an aggregate of approximately 310,000 shares of common stock.

     Definitive agreements are pending.

     99 Cents Only Stores and Mark Ravich and Norman Ravich, significant stockholders of Universal International, have reached an agreement in principle with respect to shares beneficially held by the Ravichs pursuant to which they would vote such shares in favor of the transaction and tender their shares as part of the transaction. Definitive agreements are pending.

     David Gold, Chairman of the Board and Chief Executive Officer of 99 Cents Only Stores, said "We are excited about this acquisition. We are looking forward to working with the Universal management team to implement exciting new merchandising concepts for these stores."

     In a separate release, 99 Cents Only Stores today announced that it has made a proposal to the Board of Directors of Odd's-N-End's (40.5% of the outstanding shares of common stock of Odd's-


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N-End's is owned by Universal International) to acquire all of the issued and outstanding shares of Odd's-N-End's.

     99 Cents Only Stores indicated that it expects Richard Ennen to remain as Chief Executive Officer and President of Universal International following consummation of the transaction.

     99 Cents Only Stores acquired approximately 48% of the outstanding common stock in Universal International in November 1997 for a purchase price equal to $0.8889 per share. The price to be offered in this transaction was determined by 99 Cents Only Stores after consultation with its financial advisor, Houlihan Lokey Howard & Zukin, specially engaged for this matter, who provided a preliminary fairness opinion in support of the offer. Based upon the $2.0975 per share transaction value referred to above, the proposed transaction represents a 12% and 52% premium to Universal International's common stock's closing sales prices one day and one week prior to the date 99 Cents Only announced the acquisition of its initial position in Universal International in November 1997.

     The proposed offer is subject to execution of definitive agreements between 99 Cents Only Stores and Universal International and its principal stockholders, the approval of the Universal International stockholders and other customary closing conditions.

     A Registration Statement relating to these securities will be filed with the Securities and Exchange Commission. These securities may not be sold nor may any offers to buy be accepted prior to the time the Registration Statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     99 Cents Only Stores, the nation's oldest existing one-price retailer is scheduled to open its 54th store in San Bernardino, California on February 26, 1998, and operates a wholesale division called Bargain Wholesale. 99 Cents Only Stores emphasizes name-brand consumables, priced at an excellent value, in clean, attractively merchandised stores.

CONTACT:  99 Cents Only Stores, City of Commerce, CA
          Eric Schiffer, Senior Vice President-Finance
          (213) 881-9912